FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
        FILING COMPANY: CLEARONE COMMUNICATIONS INC., REGISTRATION NO. 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ClearOne has filed with the SEC an amended registration statement that includes a preliminary proxy statement/prospectus for the merger. The amended registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the amended registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the definitive proxy statement/prospectus when it becomes available.


EXCERPTS FROM CONFERENCE CALL SCRIPTS

The following are excerpts from the scripted portion of a telephone conference call with members of the financial community and general public made available for replay by telephone and through the website of ClearOne Communications Inc. beginning on April 23, 2002. These excerpts include those portions of the scripts which address the pending transaction between ClearOne Communications Inc., and E.mergent, Inc.

                          CLEARONE COMMUNICATIONS, INC.

                                 April 23, 2002
                             9:15 a.m. Mountain Time
                           Moderator: Frances M. Flood


Excerpts from Prepared Remarks of Frances Flood,
------------------------------------------------
President and Chief Executive Officer
-------------------------------------

Thank you Gaylen. Good morning everyone and thank you for joining our third quarter for fiscal 2002 conference call. Randy Wichinski, our Chief Financial Officer is with me today as well as several other members of our executive team.

During today's call, we will review the third quarter's performance, provide detail regarding the Ivron contract modification and give a status report on our pending Emergent acquisition.

Let's start with product sales: We began utilizing Distributors about this time last year. We engaged them, to help consolidate smaller dealers who sporadically bought a few products from us. During the past four quarters - we have worked with these distributors to conduct training, technical support and collection for these dealers. Nearly two-thirds of our product sales - shipped during the last two weeks of the quarter. These included: the new XAP 400 audio system and the V-There video, replenishing some inventory level at the Distributors to accommodate higher demand products and signing on 15 new dealers who today purchase E.mergent products. All of these elements contributed to increase accounts receivables.

We are disappointed that the E.mergent deal is not closed. But experience has taught us to control the things you can and let the rest sort themselves out. To this end, we have been diligently working on pre-acquisition initiatives where possible and making good headway. Post acquisition, these efforts will pay off with less learning curve than usually associated with newly acquired companies.


Excerpts from Prepared Remarks of Randall J. Wichinski,
-------------------------------------------------------
Vice President and Chief Financial Officer
------------------------------------------

For the record, and for the benefit of our legal counsel, although we are very optimistic about all of our accomplishments this quarter and the anticipated effect the E.mergent acquisition will have on our financial results for the rest of the fiscal year, we are precluded from giving specific financial guidance while the acquisition is pending. We have responded to all of the review questions from the SEC and we expect to get their final approval so that we can mail the proxy materials to the EMRT shareholders and close the merger. At this point it appears that the actual close will be in mid to late May. We are anxiously waiting for the close of the transaction, and as soon as it is closed we intend to provide more definitive guidance for the balance of the fiscal year.

You will also note that our tax rate has decreased to approximately 33%. There are several reasons for this decrease, including the recognition of various tax planning opportunities, and certain tax-advantaged investments that we have utilized. Since the amount of cash invested in tax-advantaged investments will be decreasing over the near term with our use of cash in the EMRT acquisition, the tax benefits associated with these investments will similarly decrease; therefore, for purposes of going forward we might see the tax rate go back up to approximately 34 or 35% in future quarters.

END OF EXCERPTS FROM CONFERENCE CALL SCRIPTS

FORWARD LOOKING INFORMATION

The foregoing conference call scripts contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1993, as amended and are subject to the Safe Harbor provisions created by such statutes. Such statements include statements about ClearOne's beliefs, plans, intentions and strategies, including ClearOne's expectations about ClearOne's future financial results and the merger of ClearOne with E.mergent, Inc. Such statements are not guarantees of the future performance of ClearOne or the combined company. They are based on ClearOne's current expectations, forecasts and assumptions resulting from information currently available to ClearOne. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the results and expectations described. With regard to the proposed merger, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. Additional risks and uncertainties include, but are not limited to conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergies, efficiencies and cost-savings of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business and personnel integration, risks associated with international sales and operations, the ability to retain key personnel and intellectual property rights enforcement. The revenues and earnings of ClearOne and the combined company, and their ability to achieve their planned business objectives, will be subject to such factors, which make estimation of future operating results uncertain. For a further list and description of risks and uncertainties, see the reports filed with the Securities and Exchange Commission by ClearOne, specifically ClearOne's Form 10-Q For December 31, 2001, Form 10-K for June 30, 2001, and Form 8-K filed February 6, 2002 in connection with the merger with E.mergent. ClearOne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.